KELSO TECHNOLOGIES INC.

Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL REPORT

The accompanying unaudited interim financial report of the Company has been prepared by and is the responsibility of the Company's management.  The Company's independent auditor has not performed a review or audit of this financial report.

Kelso Technologies Inc.

Consolidated Interim Statements of Financial Position

March 31,

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

	March 31,	December 31,
	2020	2019
Assets
Current
Cash and cash equivalents	$4,576,643	$4,418,236
Accounts receivable (Note 5)	2,901,000	1,824,563
Prepaid expenses	178,081	96,627
Inventory (Notes 6 and 7)	4,289,112	3,394,192

	11,944,836	9,733,618
Property, plant and equipment (Note 7)	3,581,683	3,389,994
Intangible assets (Note 8)	607,959	607,959

	$16,134,478	$13,731,571

Liabilities
Current
Accounts payable and accrued liabilities (Note 11)	$2,748,913	$1,638,020
Income tax payable	71,341	71,341
Current portion of lease liability (Note 9)	86,384	86,384

	2,906,638	1,795,745
Long term portion of lease liability (Note 9)	69,270	90,551

	2,975,908	1,886,296
Shareholders' Equity
Capital Stock (Note 10)	23,366,542	23,366,542
Reserves (Note 10 (b))	4,268,309	4,238,309
Deficit	(14,476,281)	(15,759,576)

	13,158,570	11,845,275

	$16,134,478	$13,731,571

Commitments (Note 17)

Approved on behalf of the Board:

"Peter Hughes" (signed)
Peter Hughes, Director

"Paul Cass" (signed")
Paul Cass, Director

See notes to consolidated interim financial statements

Kelso Technologies Inc.

Consolidated Interim Statements of Changes in Equity

For the three months ended March 31, 2020 and 2019

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

	Capital Stock
	Number		Obligation to
	of shares	Amount	issue shares	Reserve	Deficit	Total
Balance, December 31, 2018	47,170,086	$23,366,542	$-	$3,892,811	$(19,093,619)	$8,165,734
Net income for the period	-	-	-	-	1,090,904	1,090,904
Balance, March 31, 2019	47,170,086	$23,366,542	$-	$3,892,811	$(18,002,715)	$9,256,638
Balance, December 31, 2019	47,170,086	$23,366,542	$-	$4,238,309	$(15,759,576)	$11,845,275
Share-based expense	-	-	-	30,000	-	30,000
Net income for the period	-	-	-	-	1,283,295	1,283,295
Balance, March 31, 2020	47,170,086	$23,366,542	$-	$4,268,309	$14,476,281	$13,158,570

See notes to consolidated interim financial statements

Kelso Technologies Inc.

Consolidated Interim Statements of Operations and Comprehensive Income

For the three months ended March 31, 2020 and 2019

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

	March 31,	March 31,
	2020	2019

Revenues	$5,643,428	$5,674,288
Cost of Goods Sold	3,041,102	2,929,353

Gross Profit	2,602,326	2,744,935

Expenses
Management compensation (Note 11)	291,050	305,164
Marketing	87,025	56,571
Consulting and filing fees	54,371	122,125
Investor relations	21,000	21,000
Accounting and legal	61,536	28,363
Share-based expense	30,000	-
Office and administration	505,042	475,971
Travel	40,618	40,296
Research	232,026	202,185
Unrealized foreign exchange loss (gain)	(31,469)	(6,530)
Amortization	27,832	6,832

	1,319,031	1,251,977

Income before taxes	$1,283,295	$1,492,958
Income tax expense	-	(402,054)
Net Income and Comprehensive Income for the Period	$1,283,295	$1,090,904

Basic Earnings Per Share (Note 13)	$0.03	$0.02
Diluted Earnings Per Share (Note 13)	$0.03	$0.02

Weighted Average Number of Common Shares Outstanding
Basic	47,170,086	47,170,086
Diluted	48,670,086	48,898,657

See notes to consolidated interim financial statements

Kelso Technologies Inc.

Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2020 and 2019

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

	March 31,	March 31,
	2020	2019

Operating Activities
Net income	$1,283,295	$1,090,904
Items not involving cash
Amortization of equipment and patent	122,662	51,276
Unrealized foreign exchange	(31,469)	(6,530)
Share-based expense	30,000	-

	1,404,488	1,135,650

Changes in non-cash working capital
Accounts receivable	(1,076,437)	(1,621,481)
Prepaid expenses and deposit	(81,454)	(44,358)
Inventory	(894,920)	(805,209)
Accounts payable and accrued liabilities	1,110,893	899,827
Income tax payable	-	(15,031)

	(941,918)	(1,586,252)

Cash Provided by (Used in) Operating Activities	462,570	(450,602)

Investing Activities
Acquisition of property, plant & equipment	(314,351)	-

Cash Used in Investing Activities	(314,351)	-

Financing Activities
Lease liability payments	(21,281)	-

Cash Provided by (Used in) Financing Activities	(21,281)	-

Foreign exchange effect on cash	31,469	6,530

Inflow (Outflow) of Cash	158,407	(444,072)
Cash, Beginning of Period	4,418,236	1,246,244

Cash, End of Period	$4,576,643	$802,172

Supplemental Cash Flow Information (Note 12)

See notes to consolidated interim financial statements

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

1. NATURE OF OPERATIONS

Kelso Technologies Inc. (the "Company") was incorporated under the laws of British Columbia on March 16, 1987. The Company designs, engineers, markets, produces and distributes various proprietary pressure relief valves and manway securement systems designed to reduce the risk of environmental harm due to non-accidental events in the transportation of hazardous commodities via railroad tank cars.  In addition, the Company is an engineering development company specializing in proprietary service equipment used in transportation applications.  The Company trades on the Toronto Stock Exchange ("TSX") under the symbol "KLS", and the New York Stock Exchange ("NYSE") under the trading symbol "KIQ". The Company listed on the TSX on May 22, 2014 and on the NYSE on October 14, 2014. The Company's head office is located at 13966 18B Avenue, South Surrey, British Columbia, V4A 8J1.

On March 11, 2020, the World Health Organization declared the coronavirus ("COVID-19") outbreak a pandemic creating an unprecedented global health and economic crisis. COVID-19's impact on global markets has been significant through March 2020 and subsequent to the date of the financial statements. The situation continues to rapidly evolve. The duration and magnitude of COVID-19's effects on the economy, and on the Company's financial and operational performance remains uncertain at this time.

The Company will continue to closely monitor the potential impact of the COVID-19 on its business. Should the duration, spread or intensity of the COVID-19 pandemic further deteriorate in 2020, there could be a potentially material and negative impact on the Company's operating plan, its liquidity and cash flows, and the valuation of its long-lived assets, potential future decreases in revenue from the sale of its products and the profitability of its ongoing operations.

2. BASIS OF PREPARATION

(a) Statement of compliance

These unaudited consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standards ("IAS") 34 Interim Financial Reporting.  The condensed unaudited interim financial statements do not include all of the disclosures required for a complete set of annual financial statements and should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB.

These consolidated financial statements have been prepared under the historical cost basis, except for financial instruments, which are stated at their fair values.  These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(b) Basis of presentation and consolidation

The consolidated interim financial statements include the accounts of the Company and its integrated wholly owned subsidiaries, Kelso Technologies (USA) Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.) and KIQ Industries Inc., which are all Nevada, USA, corporations, KIQ X Industries Inc., is a British Columbia company incorporated on December 12, 2017 and KXI Wildertec Industries Inc., which is a British Columbia company incorporated on February 17, 2020.  Intercompany transactions and balances have been eliminated on consolidation.  A subsidiary is consolidated from the date upon which control is acquired by the Company and all material intercompany transactions and balances have been eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(c) Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the US dollar ("USD").

(d) Significant management judgments and estimation uncertainty

The preparation of consolidated interim financial statements in conformity with IFRS requires the Company's management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated interim financial statements and notes thereto.  Actual amounts may ultimately differ from these estimates and assumptions.  The Company reviews its estimates and underlying assumptions on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

(i) Income taxes

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company generating future taxable income against which the deferred tax assets can be utilized.  In addition, significant judgment is required in classifying transactions and assessing probable outcomes of tax positions taken, and in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty (Continued)

(ii) Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates.  The Company has determined its functional currency and that of its subsidiaries is the USD.  Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(iii) Research and development expenditures

The application of the Company's accounting policy for research and development expenditures requires judgment in determining whether an activity is determined to be research or development, and if deemed to be development, whether it is probable that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances.  Estimates and assumptions may change if new information becomes available.  If new information becomes available indicating that it is unlikely that future economic benefits will flow to the Company, the amount capitalized is written off to profit or loss in the period the new information becomes available.

(iv) Going concern assumption

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below.  Actual results may be substantially different.

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

(i) Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment.

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that the carrying amount is not recoverable.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any).  When an individual asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.  Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.  When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use.  Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

(ii) Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.  Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(iii) Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date.  The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.  A change to these assumptions could impact the Company's inventory valuation and impact gross margins.

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

(iv) Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons.  For equity settled awards, the fair value is charged to the consolidated statements of operations and comprehensive income (loss) and credited to the reserves, over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model.  Option pricing models require the input of highly subjective assumptions, including the expected volatility and expected life of the options.  Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

(v) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account by account basis.  Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation.  At March 31, 2020, the Company has an allowance for doubtful accounts of $Nil (2019 - $Nil).

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e) Approval of the consolidated interim financial statements

The consolidated interim financial statements of the Company for the three months ended March 31, 2020 were approved and authorized for issue by the Board of Directors on May 6, 2020.

(f) New accounting standards issued but not yet effective

The Company has performed an assessment of new standards issued by the IASB that are not yet effective. The Company has assessed that the impact of adopting these accounting standards on its consolidated financial statements would not be significant.

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies:

(a) Cash equivalents

Cash equivalents include short-term liquid investments with maturities of 90 days or less, are readily convertible into known amounts of cash and which are subject to insignificant changes in value.

(b) Inventory

Inventory components include raw materials and supplies used to assemble valves and manway covers, as well as finished valves and manway covers.  All inventories are recorded at the lower of cost on a weighted average basis and net realizable value.  The stated value of all inventories includes purchase and assembly costs of all raw materials and supplies, and attributable overhead and amortization.  A regular review is undertaken to determine the extent of any provision for obsolescence.

(c) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost.  Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.  The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.  The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period.  A change in the expected useful life of the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.  Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level.  The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable.  If not, the change in useful life from indefinite to finite is made on a prospective basis.

The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives as follows:

Patents - 5 years

Rights - 2 years

Amortization begins when the intangible asset is ready for use.  Product and technology development costs, which meet the criteria for deferral and are expected to provide future economic benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology once commercialization commences.

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization.  Leasehold improvements and prototypes are amortized on a straight-line basis over the lease term and estimated useful life respectively.  Amortization is calculated over the estimated useful life of the property, plant and equipment at the following annual rates:

Building	- 4% declining-balance
Production equipment	- 20% declining-balance
Vehicles	- 30% declining-balance
Leasehold improvements	- 5 year straight-line
Prototypes	- 2 year straight-line

(e) Revenue recognition

Revenues from the sale of pressure relief valves, manway securement systems and related products is recognised when all the performance obligations identified in the customer contract, typically consisting of a purchase order, are satisfied.  The performance obligations in a typical purchase order are the manufacture of the pressure relief valve, manway securement system and related accessories and delivery of those items. The Company recognizes revenue when collection is reasonably assured.

(f) Impairment of long-lived assets

The Company's tangible and intangible assets are reviewed for any indication of impairment at each statement of financial position date.  If indication of impairment exists, the asset's recoverable amount is estimated.  An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount.  A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflow from other assets or groups of assets.

The recoverable amount is the greater of the asset's fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(g) Income taxes

(i) Current and deferred income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations and comprehensive income (loss).  Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Income taxes (Continued)

(i) Current and deferred income taxes (Continued)

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(ii) Texas margin tax

Effective January 1, 2007, the state of Texas enacted an annual franchise tax known as the Texas margin tax, which is equal to 1% of the lesser of:  (a) 70% of a taxable entity's revenue;  and (b) 100% of total revenue less, at the election of the taxpayer:  (i) cost of goods sold;  or (ii) compensation.  A provision for the margin tax owing has been recorded in the consolidated statements of operations and comprehensive income (loss).

(h) Foreign currency translation

The accounts of foreign balances and transactions are translated into USD as follows:

(i) Monetary assets and liabilities, at the rate of exchange in effect at the consolidated statement of financial position date;

(ii) Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii) Revenue and expense items (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange prevailing at the transaction date.

Gains and losses arising from translation of foreign currency are included in the determination of net income (loss).

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Earnings per share

The Company presents basic earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period.  The Company uses the treasury stock method for calculating diluted earnings per share.  Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period.  However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(j) Share-based expense

The Company grants share options to acquire common shares of the Company to directors, officers, employees and consultants.  The fair value of share-based expense to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded vesting method.  Fair value of share-based expenses for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received.  If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based expense is recognized on the consolidated statements of operations and comprehensive income (loss), with a corresponding increase in reserves.  The amount recognized as expense is adjusted to reflect the number of share options expected to vest.  Consideration received on the exercise of stock options is recorded in capital stock and the related share-based expense in reserves is transferred to capital stock.

(k) Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company.  Any previously recorded share-based expense included in the share-based expenses reserve is transferred to capital stock on exercise of options.  Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance.  The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method.  Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve.  Consideration received for the exercise of warrants is recorded in capital stock, and any related amount recorded in warrants reserve is transferred to capital stock.

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l) Financial instruments

(i) Financial assets

Initial recognition and measurement

A financial asset is measured initially at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue.  On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss.  A financial asset is measured at amortized cost if it meets the conditions that i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows, ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and iii) is not designated as fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value therein, recognized in the consolidated statements of operations and comprehensive income (loss).

Subsequent measurement (Continued)

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance.

Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when:

• the contractual rights to receive cash flows from the asset have expired;  or

• the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement;  and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l) Financial instruments (Continued)

(ii) Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.  A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.  Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost.  All interest-related charges are reported in profit or loss within interest expense, if applicable.

(iii) Fair value hierarchy

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values.  The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data.  Level 3 valuations are based on inputs that are not based on observable market data.

(m) Leases

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach.  The comparative figures for the 2018 and 2017 reporting periods have not been restated and are accounted for under IAS 17 Leases, and IFRIC 4 Determining Whether an Arrangement Contains a Lease, as permitted under the specific transitional provisions in the standard.

The Company applied the exemption not to recognize a right-of-use asset ("ROU asset") and lease liability for leases with less than 12 months of lease term and leases for low-value assets when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

As at January 1, 2019, the Company did not have any leases that were classified as operating leases under IAS 17.  As a result, there was no impact on the consolidated statement of financial position at the date of initial application.

The following is the new accounting policy for leases under IFRS 16:

At inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a ROU asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments.

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m) Leases (Continued)

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated amortization, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is amortized from the commencement date over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment.

Lease payments included in the measurement of the lease liability are comprised of:

• fixed payments, including in-substance fixed payments;

• variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

• amounts expected to be payable under a residual value guarantee;

• the exercise price under a purchase option that the Company is reasonably certain to exercise;

• lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option; and

• penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in profit or loss in the period in which they are incurred.

The ROU assets are presented within "Property, plant and equipment" and the lease liabilities are presented in "Lease liability" on the consolidated interim statements of financial position.

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

4. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders' equity.

The Company's objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business.  To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  Management reviews the capital structure on a regular basis to ensure the above objectives are met.  There have been no changes to the Company's approach to capital management during the three months ended March 31, 2020.  There are no externally imposed restrictions on the Company's capital.

5. FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments.  The carrying values of accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

• Credit risk;

• Liquidity risk; and

• Market risk.

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  Cash and cash equivalents are placed with major Canadian and US financial institutions and the Company's concentration of credit risk for cash and maximum exposure thereto is $4,576,643 (2019 - $4,418,236).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations.  The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $2,901,000 (2019 - $1,824,563).  The Company's concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $595,917 (2019 - $476,341), Customer B is $347,415 (2019 - $172,841) and Customer C is $1,620,820 - (2019 - $Nil) (Note 14).

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of the accounts receivable to ensure there is no indication that these amounts will not be fully recoverable.

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

5. FINANCIAL INSTRUMENTS (Continued)

(b) Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due.  The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

At March 31, 2020, the Company has $4,576,643 (2019 - $4,418,236) of cash and cash equivalents to settle current liabilities of $2,906,638 (2019 - $1,795,745) consisting of the following: accounts payable and accrued liabilities of $2,060,885 (2019 - $1,100,376), due to related party balance of $688,027 (2019 - $537,644), income tax payable of $71,341 (2019 - $71,341) and current portion of lease liability of $86,384 (2019 - $86,384).  All payables are due within a year.

(c) Market risk

The significant market risks to which the Company could be exposed are interest rate risk and currency risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars ("CAD").  The Company does not manage currency risk through hedging or other currency management tools.

As at March 31, 2020 and December 31, 2019, the Company had the following assets denominated in CAD (amounts presented in USD):

	March 31, 2020	December 31, 2019
Cash and cash equivalents	$11,991	$76,389
Accounts receivable	91,396	66,035
Accounts payable	(46,358)	(197,967)
	$57,029	$(55,544)

Based on the above, assuming all other variables remain constant, a 14% (2019 - 14%) weakening or strengthening of the USD against the CAD would result in approximately $7,984 (2019 - $7,776) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income (loss).

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

6. INVENTORY

	March 31, 2020	December 31, 2019
Finished goods	$52,429	$100,675
Raw materials and supplies	4,236,083	3,293,517
	$4,289,112	$3,394,192

Included in cost of goods sold is $2,571,688 (2019 - $9,443,243) of direct material costs recognized as expense.

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

7. PROPERTY, PLANT AND EQUIPMENT

			Leasehold	Production			ROU
Cost	Land	Building	Improvements	Equipment	Vehicles	Prototypes	Asset	Total
Balance, December 31, 2018	$12,558	$2,955,901	$43,715	$809,982	$-	$406,160	$-	$4,228,316
Additions	-	-	-	7,166	-	564,234	117,004	688,404
Balance, December 31, 2019	$12,558	$2,955,901	$43,715	$817,148	$-	$970,394	$117,004	$4,916,720
Additions	-	-	-	9,875	26,666	277,809	-	314,350
Balance, March 31, 2020	$12,558	$2,955,901	$43,715	$827,023	$26,666	$1,248,203	$117,004	$5,231,070
Accumulated Amortization
Balance, December 31, 2018	$-	$516,117	$35,622	$520,991	$-	$67,693	$-	$1,140,423
Amortization	-	97,592	1,619	58,515	-	216,365	12,212	386,303
Balance, December 31, 2019	$-	$613,709	$37,241	$579,506	$-	$284,058	$12,212	$1,526,726
Amortization	-	24,397	404	14,630		64,757	18,473	122,661
Balance, March 31, 2020	$-	$638,106	$37,645	$594,136	$-	$348,815	$30,685	$1,649,387
Carrying Value
December 31, 2019	$12,558	$2,342,192	$6,474	$237,642	$-	$686,336	$104,792	$3,389,994
March 31, 2020	$12,558	$2,317,795	$6,070	$232,887	$26,666	$899,388	$86,319	$3,581,683

Included in cost of goods sold is $33,517 (2019 - $44,444) of amortization related to property, plant and equipment.

Included in expenses is $27,832 (2019 - $6,832) of amortization related to property, plant and equipment.

Included in inventory is $Nil (2019 - $1,476) of amortization related to property, plant and equipment.

Included in research is $61,313 (2019 - $Nil) of amortization related to property, plant and equipment.

Included in prototype additions are vehicles under lease of $Nil (2019 - $79,668) (Note 9).

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

8. INTANGIBLE ASSETS

			Product
			Development
Cost	Patent	Rights	Costs	Total
Balance, December 31, 2017	$40,840	$672,959	$328,010	$1,041,809
Impairment	-	-	(328,010)	(328,010)
Balance, December 31, 2018, 2019 and March 31, 2020	$40,840	$672,959	$-	$713,799
Accumulated Amortization
Balance, December 31, 2017	$32,033	$65,000	$-	$97,033
Amortization	8,807	-	-	8,807
Balance, December 31, 2018, 2019 and March 31,2020	$40,840	$65,000	$-	$105,840
Carrying Value
December 31, 2018, 2019 and March 31, 2020	$-	$607,959	$-	$607,959

During the year ended December 31, 2010, the Company entered into an agreement to acquire a patent related to their manway securement systems.  The Company is obligated to pay a 5% royalty in accordance with the agreement (Note 14).

On November 10, 2016, the Company entered into a technology development agreement to acquire all intellectual property rights (the "Products") of G & J Technologies, Inc. (the "Vendor") for consideration of $217,946, consisting of $25,000 in cash and 250,000 common shares with a fair value of $192,946.  The shares were issued during the year ended December 31, 2017. On November 10, 2016, the Vendor also entered into a consulting agreement with the Company for a fee of $10,000 per month.

In addition, the Company will pay an additional $75,000 in cash and issue 750,000 common shares of the Company to the Vendor based on the following milestones:

• $25,000 cash and 250,000 common shares issuable on the filing of the first new patent application related to the Products (the Company paid the cash and issued the shares with a fair value of $208,486 during the year ended December 31, 2017);

• $25,000 cash and 250,000 common shares issuable on the successful completion of a commercially viable production prototype for the first Product (the Company accrued for the cash payment and shares to be issued with a fair value of $131,527 at December 31, 2017);  the cash and shares were issued during the year ended December 31, 2018;  and

• $25,000 cash and 250,000 common shares issuable on the completion of the sale of the first ten commercial vehicles incorporating the Products.

The Company is also required to pay a royalty to the Vendor of 2.5% of the net sales earned by the Company, to be paid within 30 days of the end of each calendar quarter.  As at December 31, 2019 the Company has not earned any revenue from the sale of the Products.

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

8. INTANGIBLE ASSETS (Continued)

At December 31, 2017, the Company had capitalized $328,010 of internal product development costs related to the construction of equipment.  During the year ended December 31, 2018, as part of the testing phase, the equipment was destroyed and accordingly, management impaired the product development costs and recognized an impairment loss of $328,010.

9. LEASE LIABILITY

The Company has lease agreements for its warehouse space in Kelowna, British Columbia and for vehicles used in the development of prototypes (Note 7).

The continuity of the lease liability for the three months ended March 31, 2020 is as follows:

Lease liability	Warehouse	Vehicles	Total
Lease liability recognized as of December 31, 2019	$104,785	$72,150	$176,935
Lease payments	(19,253)	(3,417)	(22,670)
Lease interest	1,291	98	1,389
Lease liability recognized as of March 31, 2020	$86,823	$68,831	$155,654

Current portion	$73,,106	$13,278	$86,384
Long-term portion	13,717	55,553	69,270
	$86,823	$68,831	$155,654

10. CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preferred shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preferred shares.  No preferred shares have been issued.

Unlimited common shares without par value.

Issued:

(a) Common shares

During the period ended March 31, 2020, the Company issued no shares.  As at March 31, 2020, the Company has 47,170,086 common shares issued and outstanding.

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

10. CAPITAL STOCK (Continued)

(b) Stock options

The Company has a stock option plan (the "Plan") available to employees, directors, officers and consultants with grants under the Plan approved from time to time by the Board of Directors.  Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 10% of the Company's issued and outstanding common shares.  Each option can be exercised to acquire one common share of the Company.  The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

Options to purchase common shares have been granted to directors, employees and consultants as follows:

Exercise	Expiry	December 31,				March 31,
Price	Date	2019	Granted	Exercised	Expired	2020
$0.30(USD)	November 28, 2022	750,000	-	-	-	750,000
$0.90(USD)	July 6, 2022	50,000	-	-	-	50,000
$1.45(USD)	May 17, 2024	10,000	-	-	-	10,000
$1.30(USD)	August 18, 2021	1,175,000	-	-	-	1,175,000
$0.50(USD)	August 20, 2023	750,000	-	-	-	750,000
$0.57(USD)	April 17, 2023	200,000	-	-	-	200,000
$0.78(USD)	August 19, 2024	700,000	-	-	-	700,000
$0.82(USD)	November 8, 2024	10,000	-	-	-	10,000
$0.76(USD)	February 11, 2025	-	200,000	-	-	200,000
Total outstanding		3,645,000	200,000	-	-	3,845,000
Total exercisable		2,831,667				2,898,334

Exercise	Expiry	December 31,				December 31,
Price	Date	2018	Granted	Exercised	Expired	2019
$0.70(CAD)	October 7, 2019	28,571	-	-	(28,571)	-
$6.85(CAD)	November 14, 2019	100,000	-	-	(100,000)	-
$1.30(USD)	August 18, 2021	1,175,000	-	-	-	1,175,000
$0.90(USD)	July 6, 2022	50,000	-	-	-	50,000
$0.30(USD)	November 28, 2022	750,000	-	-	-	750,000
$0.50(USD)	August 20, 2023	750,000	-	-	-	750,000
$0.57(USD)	April 17, 2023	200,000	-	-	-	200,000
$1.45(USD)	May 17, 2024	-	10,000	-	-	10,000
$0.78(USD)	August 19, 2024	-	700,000	-	-	700,000
$0.82(USD)	November 8, 2024	-	10,000	-	-	10,000
Total outstanding		3,053,571	720,000	-	(128,571)	3,645,000
Total exercisable		1,353,571				2,831,667

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

10. CAPITAL STOCK (Continued)

(b) Stock options (Continued)

A summary of the Company's stock options as at March 31, 2020 and December 31, 2019, and changes for the years then ended are as follows:

		Weighted
		Average Exercise
	Number	Price
Outstanding, December 31, 2018	3,053,571	$0.92
Granted	720,000	$0.79
Expired	(128,571)	$4.22
Outstanding, December 31, 2019	3,645,000	$0.78
Granted	200,000	$0.76
Outstanding, March 31, 2020	3,845,000	$0.78

The weighted average contractual life for the remaining options at March 31, 2020 is 2.9 years (2019 - 3.0).

Share-based expense

Share-based expense of $30,000 (2019 - $Nil) was recognized in the period ended March 31, 2020 for stock options.  The share-based expense relates to options granted during March 31, 2020 and December 31, 2019, which vest over time

The fair value of stock options is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Risk-free interest rate (average)	1.32%	2.15%
Estimated volatility (average)	69.93%	66.56%
Expected life in years	5.00	5.00
Expected dividend yield	0.00%	0.00%
Estimated forfeitures	0.00%	0.00%
Grant date fair value per option	$0.45	$0.29

Option pricing models require the use of highly subjective estimates and assumptions.  The expected volatility assumption is based on the historical and implied volatility of the Company's common share price on the TSX.  The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options' expected life.  The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model.

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

11. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below.  The remuneration of the Company's directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	March 31,	March 31,
	2020	2019
Management compensation	$135,000	$134,308
Management bonus*	156,050	170,856
Share-based expense**	30,000	-
Directors' fees	35,083	19,500
	$356,133	$324,664

* The Company has management bonus agreements whereby 10% of the annual income before taxes, amortization and share-based expense is equally distributed to management.

** Share-based expense consists of the key management portion of the fair value of options granted calculated using the Black-Scholes option pricing model and does not include any cash compensation.

As at March 31, 2020, amounts due to related parties included in accounts payable and accrued liabilities, which are unsecured and have no interest or specific terms of payments, of $688,027 (2019 - $537,644) consisting of $35,083 (2019 - $40,750) for directors' fees and $652,944 (2019 - $496,894) for management bonus.

12. SUPPLEMENTAL CASH FLOW INFORMATION

	March 31,	Year ended December 31,
	2020	2019
Obligation to issue shares for acquisition of intangible asset	$-	$-
Shares issued for intangible assets	$-	$-
Intangible assets in accounts payable and accrued liabilities	$-	$-
Property, plant and equipment in accounts payable and accrued liabilities	$26,358	$97,180
Interest paid	$1,389	$737
Income taxes paid (recovered)	$-	$487,206

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

13. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share for the relevant periods is based on the following:

	March 31,	Year ended December 31,
	2020	2019
Net income for the period	$1,283,295	$3,334,043
Basic weighted average number of common shares outstanding	47,170,086	47,170,086
Effect on dilutive securities:
Options	1,500,000	1,016,436
Diluted weighted average number of common shares outstanding	48,670,086	48,186,522
Basic income per share	$0.03	$0.07
Diluted income per share	$0.03	$0.07

14. SIGNIFICANT CUSTOMERS

The following table represents sales to individual customers exceeding 10% of the Company's quarterly revenues:

	March 31, 2020	Year ended December 31, 2019
Customer A	$2,686,718	$11,043,962
Customer B	$2,250,795	$2,660,840

The customers are major US and Canadian corporations who have displayed a pattern of consistent timely payment of amounts owing from sales.

The Company is obligated to pay a 5% royalty from sales of their manway securement systems until 2023 in accordance with the original acquisition agreement.  During the period ended March 31, 2020, there were revenues from sales of the manway securement systems totalling $Nil (2019 - $133,486).

15. EMPLOYEE BENEFITS

Total employee benefit expenses, including salary and wages, management compensation, share-based expense and benefits for the period ended March 31, 2020 amounted to $1,000,390 (2019 - $968,356).

KELSO TECHNOLOGIES INC. Notes to Consolidated Interim Financial Statements For three months ended March 31, 2020 and 2019 (Unaudited – Prepared by Management) (Expressed in US Dollars)

16. SEGMENTED INFORMATION

The Company operates in two business segments with operations and long-term assets in United States and Canada.  The two business segments include the design, production and distribution of various proprietary products for the rail sector and active suspension control system for no road vehicles.  At March 31, 2020, long term assets of $1,593,666 (2019 - $1,399,087) relates to the active suspension control system located in Canada and $2,595,976 (2019 - $2,347,234) relates to the rail sector located in the United States.  During the period ended March 31, 2020 and December 31, 2019, there was no revenue related to the active suspension control system.

17. COMMITMENTS

During the period ended March 31, 2020, the Company entered into a 401(K) plan for US employees.  Under the plan, the Company is required to contribute an amount equal to 3% of employees' contributions to the 401(K) plan.  For the three months ended March 31, 2020, the Company contributed $10,665.